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                             March 31, 2022

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 14,
2022
                                                            File No. 333-263516

       Dear Mr. Scheetz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       The PIPE Investments, page 33

   1. We note your response to prior comment 4. Supplement the disclosure of the Convertible
                                                        Note Subscription
Agreement to explain in plain English how the terms of the agreement favor the Note
Investor, the sponsor, and affiliates. Discuss the downside protection this investor will have that
will not be available to other investors. Lastly, add risk factor disclosure highlighting
the specific terms and scenarios of the note financing that could benefit the sponsor and
the Note Investor to the detriment of other investors.
   2.                                                   Disclose any
pre-existing relationships between the Equity PIPE Investors or the Debt
                                                        PIPE Investors and
VTAQ, the sponsors, Presto, or any affiliates of such parties.
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
March      NameVentoux CCM Acquisition Corp.
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
Interests of VTAQ's Directors and Officers in the Business Combination, page 41

3. We note your response to prior comment 8 and the disclosure that "the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates have not and will not make any purchases of shares and/or warrants from investors." If true, revise to remove the assertion that these parties "will not" make any such purchases given that the preceding disclosure indicates they "may" do so at any time prior to the
         Special Meeting. Additionally, please refer to Compliance and Disclosure Interpretation
         166.01 (Tender Offers and Schedules) for additional guidance.
Certain Presto Projected Financial Information, page 107

4. We note your response to prior comment 13. Please revise to discuss the projected margins for each of your products and any assumptions regarding increases in those margins. As an example only, we note your disclosure of "both Vision and Voice products generating higher margins than the Touch product, driving
Presto   s blended
         margins from approximately 25% in the year ending December 31, 2021 to approximately
         55%" but it is unclear what the underlying margins are or what the product mix is projected to be.
Information about Presto
Platform and Product Offering, page 174

5. We note your disclosure on page F-33 that "[t]he Company is exposed to vendor concentration risk as it supplies tablets from one vendor." Revise to identify your principal suppliers and discuss the material terms of your agreements with them including any termination provisions. Refer to Item 101(h)(4)(v) of Regulation
S-K.
Non-GAAP Financial Measures, page 186

6.       We note your response to prior comment 24. We also note your clarification that
         impairments of returned leased tablets could be considered recurring, frequent, and usual costs of doing business, indicating that impairments related to returns of leased tablets could occur under various circumstances not directly caused by COVID-19. Furthermore, we note this impairment was the result of customers who returned used equipment during fiscal quarters that coincided with the COVID-19 pandemic period. Please note
         Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please revise and remove the adjustment for impairments of returned leased tablets in all Non-GAAP measures.
7. In regard to the "Loss on Infrequent Product Repairs" adjustment, please clarify and tell us whether you netted out any manufacturer warranties under the repair and return
 Edward Scheetz
Ventoux CCM Acquisition Corp.
March 31, 2022
Page 3
         merchandise authorization (   RMA   ) process. See Question 100.03 of
the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
8. In regard to the "Hardware Repair Expenses Related to COVID-19" adjustment, please clarify and tell us the nature of hardware repair expenses, apart from the liquid ingress issue, why hardware repairs are infrequent and one-time expenses, and how you were able to ascertain that these hardware repairs were directly related to COVID-19 complications.
Consolidated Financial Statements of E La Carte, Inc. (dba Presto)
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition, page F-36

9. We note your response to prior comment 33. For arrangements that involve leases of equipment, please revise your disclosures to clarify whether such leases are accounted for using ASC 606, or are accounted for using ASC 840 due to the scope exemption for leases in ASC 606-10-15-2 and the terms of the arrangements that you considered in your policy decision.
10. Also, please tell us how you considered ASC 840-10-25-1 in determining that the appropriate lease classification is operating.
11. In regard to the License/Revenue Share agreements with restaurants for the Tabletop systems, please clarify the amount of revenue commissions typically paid as a percentage of premium content revenue, or gaming revenue.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameEdward Scheetz                             Sincerely,
Comapany NameVentoux CCM Acquisition Corp.
                                                             Division of
Corporation Finance
March 31, 2022 Page 3                                        Office of
Technology
FirstName LastName